Exhibit 99.2

OFFICE OF THE COMPTROLLER OF THE CURRENCY

WASHINGTON, D.C. 20219

FORM 10-QSB

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006

CHINO COMMERCIAL BANK, N. A.

(Exact name of registrant as specified in its charter)

CALIFORNIA	NO. 33-0884033
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

14345 Pipeline Avenue, Chino, California	91710-5642
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (909) 393-8880

Not applicable

(Former name or former address, if changed in the last fiscal year)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes   ☒ No

APPLICABLE ONLY TO CORPORATE ISSUERS

On May 1, 2006, there were 818,453 shares of Chino Commercial Bank, N.A. Common Stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ☐   No ☒

Chino Commercial Bank, N.A.
March 31, 2006

INDEX

PAGE

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (unaudited)
Statements of Financial Condition as of March 31, 2006 and December 31, 2005	3
Statements of Operations for the three months ended March 31, 2006 and 2005	4
Statements of Changes in Stockholders’ Equity for the Period ended March 31, 2006	5
Statements of Cash Flows for the three months ended March 31, 2006 and 2005	6
Notes to Financial Statements	7 - 10
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations	10 - 24
Item 3 — Controls and Procedures	24

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings	24
Item 2 — Unregistered Sale of Equity Securities and Use of Proceeds	24
Item 3 — Defaults upon Senior Securities	24
Item 4 — Submission of Matters to Vote of Security Holders	24
Item 5 — Other Information	24
Item 6 — Exhibits	25

Signatures	26

CHINO COMMERCIAL BANK  N. A.
STATEMENTS OF FINANCIAL CONDITION

	March 31,	December 31,
	2006	2005
	(unaudited)
ASSETS:
Cash and Due from Banks	$7,762,134	$5,328,842
Federal Funds Sold	7,285,000	11,370,000
Cash and Cash equivalents	15,047,134	16,698,842
Interest-bearing deposits at banks	5,977,000	6,030,000
Investment Securities available for sale	16,205,550	16,311,377
Investment Securities held to maturity (fair value approximates $5,542,556 at March 31, 2006 and $5,764,134 at December 31, 2005)	5,649,875	5,850,687
Federal Reserve Bank stock, at cost	159,600	159,600
Federal Home Loan Bank stock, at cost	366,800	362,600
Pacific Coast Bankers’ Bank stock, at cost	50,000	50,000
Total Investments	28,408,825	28,764,264
Loans
Construction	2,647,789	2,790,712
Real estate	32,461,232	30,444,344
Commercial	8,528,388	8,295,573
Farm/Agriculture	326,784	330,920
Installment	305,188	633,504
Unearned fees and discounts	(144,826)	(144,106)
Allowance for loan losses	(552,890)	(544,140)
Net Loans	43,571,665	41,806,807
Fixed Assets, net	2,324,197	1,936,168
Accrued Interest Receivable	315,779	314,849
Prepaid & Other Assets	1,849,382	1,811,979
Total Assets	$91,516,982	$91,332,909

LIABILITIES:
Deposits
Non-interest Bearing	$60,573,662	$62,610,963
Interest Bearing
Money market and NOW	19,351,543	16,793,824
Savings	911,173	913,249
Time deposits of $100,000 or greater, due in one year	1,716,479	2,216,104
Time deposits less than $100,000, due in one year	1,464,521	1,487,803
Total Deposits	84,017,378	84,021,943
Accrued Interest Payable	26,545	28,858
Accrued Expenses & Other Payables	519,381	588,068
Total Liabilities	84,563,304	84,638,869
STOCKHOLDERS’ EQUITY
Common Stock, authorized 10,000,000 shares with a par value of $3.33 per share; issued and outstanding 818,453 shares at March 31, 2006 and December 31, 2005	2,728,230	2,728,230
Additional paid-in capital	2,594,674	2,590,600
Retained earnings	1,762,349	1,497,818
Accumulated other comprehensive loss	(131,575)	(122,608)
Total Equity	6,953,678	6,694,040
Total Liabilities & Equity	$91,516,982	$91,332,909

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK, N. A.
STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ending March 31,
	2006	2005
Interest Income
Interest Income—Securities	$292,874	$221,560
Interest Income—Fed Funds	77,874	60,152
Interest and fee income on Loans	811,179	648,574
Total Interest Income	1,181,927	930,286

Interest Expense
Interest Expense—Deposits	79,906	49,548
Interest Expense—Other Borrowings	300
Total Interest Expense	80,206	49,548
Net interest income	1,101,721	880,738
Provision for loan losses	8,750	17,068
Net interest income after provision for loan losses	1,092,971	863,670
Non-interest income
Service Charges on Deposit Accounts	128,948	108,935
Other miscellaneous fee income	3,128	1,695
Income from Mortgage Banking	—	6,218
Income from Bank Owned Life Insurance	14,681	15,817
Total Non-interest income	146,757	132,665

General & Administrative Expenses
Salaries & Benefits	409,178	334,496
Occupancy & Equipment	104,639	63,019
Data & Item Processing	63,050	50,870
Advertising & Marketing	14,449	25,572
Audit & Professional fees	43,822	49,945
Insurance	6,144	5,982
Directors’ fees and expenses	22,071	18,555
Other expenses	139,885	158,588
Total general & administrative expenses	803,238	707,027

Income before income tax expense	436,490	289,308
Income tax expense	171,959	112,241
Net income	$264,531	$177,067
Basic Earnings per share	$0.32	$0.22
Diluted Earnings per share	$0.30	$0.20

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK
 STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

					Unrealized
					loss on
			Additional		securities
	Number of	Common	Paid in	Accumulated	available for
	Shares	Stock	Capital	Deficit	sale, net	Total
Balance at December 31, 2004	818,453	$2,728,230	$2,590,600	$612,645	$(30,181)	$5,901,294

Comprehensive income:
Net income				885,173		885,173
Change in unrealized loss on securities available for sale, net of tax					(92,427)	(92,427)
Total comprehensive income						792,746
Balance at December 31, 2005	818,453	2,728,230	2,590,600	1,497,818	(122,608)	6,694,040

Comprehensive income:
Net income				264,531		264,531
Change in unrealized loss on securities available for sale, net of tax					(8,967)	(8,967)
Total comprehensive income						255,564

Stock based compensation		4,074				4,074
Balance at March 31, 2006 (unaudited)	818,453	2,732,304	2,590,600	1,762,349	(131,575)	6,949,604

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK, N.A.
STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ending
	March 31, 2006	March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$264,531	$177,067
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	8,750	17,068
Depreciation and amortization	51,459	28,220
Accretion of premiums, net of amortization of discounts on investment securities available for sale	2,762	13,299
Amortization of deferred loan fees	(36,556)	(10,129)
Stock based compensation	4,074	—
Net changes in:
Accrued interest receivable	(930)	(5,019)
Other assets	(37,403)	(46,922)
Accrued interest payable	(2,313)	1,457
Other liabilities	(68,687)	(53,139)
Net cash provided by operating activities	185,687	121,902

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available for sale investment securities:
Purchases	(900,000)	—
Repayments and calls	1,037,146	765,474
Activity in held to maturity investment securities:
Purchases		(1,951,275)
Repayments and calls	195,040	175,293
Purchase of interest-bearing deposits in other banks	(495,000)	995,000
Redemption of interest-bearing deposits with banks	548,000	—
Purchase of stock investments, restricted	(4,200)	—
Loan purchases		(508,612)
Loan participations sold	640,000
Loan originations and principal collections, net	(2,414,328)	(2,023,888)
Purchase of premise and equipment	(439,488)	(53,592)
Net cash used in investment activities	(1,832,830)	(2,601,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase/(decrease) in deposits	(4,565)	7,293,418
Net increase in cash and cash equivalents	(1,651,708)	4,813,720

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,698,842	13,299,688
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,047,134	$18,113,408

SUPPLEMENTARY INFORMATION
Interest paid	$82,219	$48,092
Income taxes paid	$215,000	249,500

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

(1) Summary of Accounting Policies

Basis of Presentation: The accompanying unaudited balance sheets of Chino Commercial Bank, N.A. (the “Bank”) and the related unaudited statements of operations, stockholders’ equity and cash flows for the three  months ended March 31, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements. They do not, however, include all of the information and footnotes required by such accounting principles for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. Certain prior period amounts have been reclassified to conform to current period classification. See Note 2 of the Bank’s 2005 Annual Report on Form 10-KSB for a summary of significant accounting policies.

Recently Issued Accounting Standards:  On November 3, 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. The Bank does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard was effective for fiscal periods beginning after June 15, 2005. Management believes that the adoption of SFAS 153 will not have an impact on the Bank’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion 20, Accounting Changes, and FASB Statement 3, Reporting Accounting Changes in Interim Financial Statements, and changes the accounting and reporting requirements for a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle, as well as to changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 and requires retrospective application to prior periods’ financial statements for most voluntary changes in an accounting principle, unless it is impracticable to do so. SFAS 154 did not change the guidance for reporting corrections of errors, changes in estimates or for justification of a change in accounting principle on the basis of preferability. The Bank does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of SFAS No. 154.

Prior to January 1, 2006, the Bank accounted for its stock options under the recognition and measurement principles of Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost was reflected in net earnings prior to January 1, 2006 as all options to purchase common stock of the Bank had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Bank began recording compensation expense associated with stock-based awards in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R) as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS No. 123R supersedes APB No. 25, and amends SFAS No. 95 Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, Accounting for Stock Based Compensation (SFAS No. 123). However, SFAS No. 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Stock-based compensation expense amount recorded was $4,074 for the first quarter ended March 31, 2006. The Bank selected to use the modified prospective method of adopting SFAS 123R. Thus, stock option expense is recognized only for options that vested after January 1, 2006. Future compensation expense may be greater if additional stock options are granted by the Bank.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Bank uses the following input variables as of the grant date, to arrive at the fair value of stock options:

1)                                      Grant date

2)                                      Options granted

3)                                      Exercise price

4)                                      Stock price on date of grant

5)                                      Expected dividend rate

6)                                      Expected volatility (based on historical volatility of the Bank’s stock)

7)                                      Risk free interest rate on grant date

8)                                      Expected term

9)                                      Expected forfeiture rate

Three months ended March 31, 2005
Reported net earnings	$177,067
Stock-based employee compensation expense, net of related tax effects	4,074
Pro forma net earnings	$172,993
Reported basic and diluted net earnings per share	$0.21
Pro forma basic and diluted net earnings per share	$0.20

(2) Earnings per share

Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from the issuance of common stock that then shared in earnings.

	Earning per share Calculation For the Three Months Ended March 31,
	2006			2005
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$264,531	818,453	$0.32	$177,067	818,453	$0.22

Effect of dilutive shares:
assumed exercise of outstanding options	—	65,539	($0.02)	—	64,416	($0.02)

Diluted earnings per share	$264,531	883,992	$0.30	$177,067	882,869	$0.22

(3) Stock Option Plan

Under the Bank’s stock option plan, the Bank may grant incentive stock options and non-qualified stock options to its directors, officers and employees. Incentive options begin vesting after one year from the date of grant at a rate of 33% per year. Non-qualified options vest as follows: 25% on the date of grant, and 25% per year beginning on the first anniversary of the date of grant. All options expire 10 years after date of grant.

There were no options granted during the quarters ending March 31, 2006 and 2005.

(4) Off-Balance-Sheet Commitments

The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to grant loans, unadvanced lines of credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. At March 31, 2006 and December 31, 2005, the Bank had $8.8 million and $7.9 million, respectively, of off-balance sheet commitments to extend credit. These commitments represent a credit risk to the Bank. At March 31, 2006 and December 31, 2005, the Bank had unadvanced lines of credit of $315,300.

Commitments to grant loans are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, equipment, income-producing commercial properties, residential properties, and properties under construction.

Item 2: Management’s Discussion and Analysis of Financial Conditions and Results of Operations

This discussion presents Management’s analysis of the results of operations for the three months ended March 31, 2006 and 2005, and financial condition of the Bank as of March 31, 2006 and December 31, 2005. The discussion should be read in conjunction with the financial statements of the Bank and the notes related thereto presented elsewhere herein.

Forward Looking Information

Certain matters discussed in this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), that involve substantial risks and uncertainties. When used in this report, or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” and similar expressions identify certain of such forward-looking statements. Actual results of Chino Commercial Bank could differ materially from such forward-looking statements contained herein. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Bank operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Bank has no control); other factors affecting the Bank’s operations, markets, products and services; and other risks detailed in this Form 10-QSB and in the Bank’s other reports filed with the Comptroller of the Currency pursuant to the rules and regulations of the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. The Bank undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date thereof.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in the Bank’s financial statements and accompanying notes. Management believes that the judgments, estimates and assumptions used in preparation of the Bank’s financial statements are appropriate given the factual circumstances as of March 31, 2006.

Various elements of the Bank’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Critical accounting policies are those that involve the most complex and subjective decisions and assessments and have the greatest potential impact on the Bank’s results of operation. In particular, management has identified one accounting policy that, due to judgments, estimates and assumptions inherent in this policy, and the sensitivity of the Bank’s financial statements to those judgments, estimates and assumptions, are critical to an understanding of the Bank’s financial statements. This policy relates to the methodology that determines the allowance for loan losses. Management has discussed the development and selection of this critical accounting policy with the Audit Committee of the Board of Directors. Although Management believes the level of the allowance at March 31, 2006 is adequate to absorb losses inherent in the loan portfolio, a decline in the regional economy may result in increasing losses that cannot reasonably be predicted at this time.  For further information regarding the allowance for loan losses see “Comparison of Financial Condition at March 31, 2006 and December 31, 2005—Allowance for Loan Losses” included elsewhere herein.

Overview of the Results of Operations

For the three months ended March 31, 2006, the Bank had net income of $264,531 or $0.32 per basic share and $0.30 per diluted share as compared to a net income of $177,067 or $0.22 per basic share and $0.20 per diluted share for the three months ended March 31, 2005. The Bank’s earnings improved by 49.4% as net income increased by $87,464 for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005. The annualized return on average equity was 15.38% and the annualized return on average assets was 1.22% for the three months ended March 31, 2006 compared to an 11.82% return on average equity and a 0.90% return on average assets for the three months ended March 31, 2005.  The growth in earnings continues to be primarily attributable to the growth in loans receivable augmented by the rise in interest rates.

The Bank’s continued growth is reflected in average interest-earning assets increasing by $6.1 million or 8.3% to $78.5 million with average interest-bearing liabilities increasing by $7.0 million or 46.2% to $22.1 million yielding a net interest margin of 5.61% or a 75 basis point increase for the three months ended March 31, 2006.

The Provision for loan losses was $8,750 for the three months ended March 31, 2006 as compared to $17,068 for the three months ended March 31, 2005. The increase was due primarily to the growth in the loan portfolio. The Bank’s ratio of allowance for loan losses to total loans at 1.25% at March 31, 2006 is comparable to a ratio of 1.13% at March 31, 2005.

Total non-interest income increased by $14,092 or 10.6% for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 due to an increase of $20,013 or 18.3% in service charges on deposits. This increase was offset by a decline in broker fees received from mortgage loan referrals of $6,218 recorded during the three months ended March 31, 2005 with no fees recorded during the three months ended March 31, 2006.

Non-interest expenses increased by $96,211 or 13.6% for the three months ended March 31, 2006 due primarily to additional staff, normal salary increases, and the addition of the Ontario branch affected both salary and occupancy expenses. Data and item processing expenses increased with the addition of internet banking, cash management and bill-pay on line services as well as an increase in transactions as the Bank continues to grow.

Earnings Performance

Net Interest Income and Net Interest Margin

Interest income increased $251,641 or 27.0% to $1,181,927 for the three months ended March 31, 2006 from $930,286 for the three months ended March 31, 2005. The increase was due to an increase in interest and loan fee income on loans along with increases in income from securities and Fed funds attributable to both volume and rate increases in these categories.  Average interest-earning assets increased $6.1 million or 8.3% to $78.5 million for the three months ended March 31, 2006 as compared to $72.4 million for the three months ended March 31, 2005. The yield on average earning assets increased to 5.61% or 75 basis points for the three months ended March 31, 2005 as compared to 4.86% for the three months ended March 31, 2005. This increase was primarily the result of the increase in the yield on loans which rose to 7.63% or 45 basis points for the three months ended March 31, 2006 from 7.18% for the three months ended March 31, 2005. The increase in average interest-bearing assets reflects the continued growth of the Bank as the average net loans has increased by $6.4 million or 17.5% from March 31, 2005 to March 31, 2006 and the average non-interest-bearing deposits increased by $7.0 million or 46.2% from March 31, 2005 to March 31, 2006.

Average loan balances increased $6.4 million or 17.5% to $42.5 million as of the three months ended March 31, 2006 as compared to $36.1 million for the three months ended March 31, 2005. The average yield on net loans increased to 7.63% for the three months ended March 31, 2006 from 7.18% for the three months ended March 31, 2005. The growth in the average loan balances is reflective of the strength of the economy in the Bank’s market area and growth of the Bank. The increase in the average yield reflects the rising rate environment as the Federal Reserve has continued to increase interest rates over the past year as well as an increase in prepayment fees received in the three months ended March 31, 2006.

The average yield on the aggregate average balance of securities (U. S. Government agencies, mortgage-backed securities and other securities) increased to 4.06% for the three months ended March 31, 2006 from 3.34% for the three months ended March 31, 2005. The Bank had invested in short-term securities which repriced in an rising rate environment creating an increase in the yield on the investment portfolio. The average interest-earning aggregate balance of securities increased to $28.9 million for the three months ended March 31, 2006 from $26.4 million for the three months ended March 31, 2005.

The average yield on the Federal funds sold increased to 4.43% for the three months ended March 31, 2006 from 2.47% for the three months ended March 31, 2005. The increase in the yields was attributable primarily to the rise in Fed funds rates. The average interest-earning balance of Federal funds sold decreased to $7.1 million for the three months ended March 31, 2006 from $9.9 million for the three months ended March 31, 2005. This decrease in Federal funds sold was impacted by the growth in the average balance of loans and securities during the quarter.

The increase of $6.1 million or 8.3% in average interest-earning assets between the three months ended March 31, 2006 and the three months ended March 31, 2005 reflects the growth of the Bank as net loans increased by $6.4 million, the aggregate balance of securities increased by $2.4 million and the average balance of Federal funds sold decreased by $2.8 million.

Interest expense increased $30,658 or 61.8% to $80,206 for the three months ended March 31, 2006 from $49,548 for the three months ended March 31, 2005. Average interest-bearing liabilities increased to $22.1 million for the three months ended March 31, 2006 from $15.1 million for the three months ended March 31, 2005 due primarily to an increase in the average money market account balances. This increase in money market balances hinges on the rise in interest rates; consumers become diligent above receiving a better return on their funds. The increase in average interest-bearing liabilities was coupled with an increase of 16 basis points in the average interest rate the Bank paid for deposits increasing to 1.47% for the three months ended March 31, 2006 from 1.31% for the three months ended March 31, 2005. The increase in the interest rate was due to the rise in the short-term interest rates as the Federal Reserve continues to hike interest rates.  To offset this rise, the Bank continues to maintain a high ratio of average non-interest bearing deposits in comparison to average total deposits with a ratio of 72.1% for the three months ended March 31, 2006 as compared to 79.0% for the three months ended March 31, 2005.

The Bank’s net interest margin was 5.61% for the three months ended March 31, 2006 as compared to 4.86% for the three months ended March 31, 2005. The primary reason for the increase was the overall increase in the rate environment as interest-earning assets reprice at a more rapid pace than interest-bearing liabilities.

The table on the following page sets forth certain information relating to the Bank for the three months ended March 31, 2006 and 2005. The yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods shown below. Average balances are derived from average daily balances. Yields include fees that are considered adjustments to yields. The table reflects the Bank’s average balances of assets, liabilities and shareholders’ equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

Distribution, Yield and Rate Analysis of Net Income
($ in thousands)

	For the three months ended March 31, 2006			For the three months ended March 31, 2005
	Average Balance	Income/ Expense	Average Yield/Rate (4)	Average Balance	Income/ Expense	Average Yield/Rate (4)
Assets
Interest-earnings assets
Loans, net (1)	$42,500	$811	7.63%	$36,144	$649	7.18%
Securities of U.S. government agencies	7,678	62	3.27%	6,000	40	2.70%
Mortgage-backed securities	13,032	141	4.39%	12,736	119	3.79%
Other securities	8,166	90	4.41%	7,701	62	3.22%
Federal funds sold	7,134	78	4.43%	9,862	60	2.47%
Total interest-earning assets	78,510	1,182	6.02%	72,443	930	5.14%
Non-interest earning assets	8,483			6,243
Total assets	$86,993			$78,686

Liabilities and Stockholders’ Equity
Interest-bearing liabilities
Money market deposits	$17,894	61	1.38%	$10,718	33	1.25%
Savings	894	1	0.45%	890	1	0.46%
Time deposits < $100,000	1,465	7	1.94%	1,649	6	1.48%
Time deposits equal to or > $100,000	1,893	11	2.36%	1,890	9	1.93%
Total interest-bearing liabilities	22,146	80	1.47%	15,147	49	1.31%
Non-interest bearing deposits	57,465			57,098
Non-interest bearing liabilities	502			449
Stockholders’ equity	6,880			5,992
Total liabilities and stockholders’ equity	$86,993			$78,686
Net interest income		$1,102			$881
Net interest spread (2)			4.56%			3.82%
Net interest margin (3)			5.61%			4.86%
Ratio of interest-earning assets to interest-bearing liabilities			354.51%			478.27%

1                     Amortization of loan fees have been included in the calculation of interest income. Loan fees were approximately $36,556 for the three months ended March 31, 2006 as compared to loan costs of $15,869 for the three months ended March 31, 2005.  Loans are net of the allowance for loan losses, deferred fees and related direct costs.

2                     Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

3                     Represents net interest income as a percentage of average interest-earning assets.

4                     Average Yield/Rate is based upon actual dollars and actual number of days annualized.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank’s interest income and expense during the periods indicated. The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:

	For the three months ended March 31, 2006
	as compared to 2005
	($ in thousands)
	Volume	Rate	Net
Interest-earning assets
Loans, net	$126	$36	$162
Securities of U. S. Government Agencies	12	10	22
Mortgage-backed securities	3	19	22
Other securities	4	24	28
Federal funds sold	(20)	38	18
Total interest-earning assets	125	127	252

Interest-bearing liabilities
Money market and NOW	23	5	28
Savings deposits	—	—	-
Time deposits < $100,000	(1)	2	1
Time deposits equal to or >$100,000	—	2	2
Total interest-bearing liabilities	22	9	31
Change in net interest income	$103	$118	$221

Provision for Loan Losses

The Provision for loan losses was $8,750 for the three months ended March 31, 2006 as compared to $17,068 for the three months ended March 31, 2005. The decrease was due to the decline in the average loan balances which were greater during the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 and the increase during 2005 in the ratio of the allowance for loan losses to gross loans receivable. The allowance for loan losses was $552,890 or 1.25% of gross loans receivable at March 31, 2006 as compared to $544,140 or 1.28% of gross loans receivable at December 31, 2005 and $424,114 or 1.13% of gross loans receivable at March 31, 2005.

Provisions to the allowance for loan losses are made monthly if needed, in anticipation of future potential loan losses. The monthly provision is calculated on a predetermined formula to ensure adequacy as the portfolio grows. The formula is composed of various components. Allowance factors are utilized in estimating the adequacy of the allowance for loan losses. The allowance is determined by assigned specific allowances for all loans. As higher allowance levels become necessary as a result of this analysis, the allowance for loan losses will be increased through the provision for loan losses. The procedures for monitoring the adequacy of the allowance, and detailed information on the allowance, are included below under “Allowance for Loan Losses” on page 20.

Non-Interest Income

Non-interest income was $146,757 for the three months ended March 31, 2006 as compared to $132,665 for the three months ended March 31, 2005. The increase of $14,092 or 10.6% between the two periods resulted from the increases in income from service charges of $20,013 partially offset by a decline in the income from mortgage banking of $6,218.

	Non-interest Income For the three months ended March 31,
	2006	%	2005	%
	Amount	of Total	Amount	of Total
	($ in thousands)
Service charges on Deposit Accounts	$129	87.8%	$109	82.0%
Other miscellaneous fee income	3	2.0%	2	1.5%
Income from Mortgage Banking	—	—%	6	4.5%
Income from Bank owned life insurance	15	10.2%	16	12.0%
	$147	100.0%	$133	100.0%

The service charges on deposit accounts, customer fees and miscellaneous income are comprised primarily from fees charged to deposit accounts and depository related services. Fees generated from deposit accounts are made up of periodic service fees and fees that relate to specific actions, such as the returning or paying of checks presented against accounts with insufficient funds. Depository related services include fees for money orders and cashier’s checks, placing stop payments on checks, check-printing fees, wire transfer fees, fees for safe deposit boxes and fees for returned items or checks that were previously deposited. Service charges increased $20,013 or 18.3% to $128,948 for the three months ended March 31, 2006 as compared to $108,935 for the three months ended March 31, 2005. The increase was primarily attributable to activity on a higher number of deposit accounts during the first quarter of 2006. The Bank periodically reviews service charges to maximize service charge income while still maintaining competitive pricing. Service charge income on deposit accounts increases with the growing deposit volume and number of accounts and to the extent fees are not waived. Therefore, as the number and balances of deposit accounts increases, service charge income is expected to increase.

During the first quarter ending March 31, 2005, the Bank received broker fees totaling $6,218. During the three months ended March 31, 2006, the Bank did not receive any broker fees for referring mortgage loans to third party conduits. As market conditions allow, the Bank anticipates continuing to receive broker fees for referring single-family mortgage loans to third party conduits.

Non-Interest Expense

The following table sets forth the non-interest expense for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005:

	Non-interest Expense For the three months ended
	March 31, 2006		March 31, 2005
	Amount	% of Total	Amount	% of Total
	($ in thousands)
Salaries and employee benefits	$409	50.9%	$334	47.2%
Occupancy and equipment	105	13.1%	63	8.9%
Data processing	63	7.9%	51	7.2%
Deposit products and services	71	8.9%	80	11.3%
Professional	44	5.5%	50	7.1%
Advertising and marketing	14	1.7%	26	3.7%
Directors’ fees and expenses	22	2.7%	19	2.7%
Printing and supplies	15	1.9%	10	1.4%
Telephone	8	1.0%	5	0.7%
Insurance	6	0.7%	6	0.9%
Other expenses	46	5.7%	63	8.9%
Total non-interest expenses	$803	100.0%	$707	100.0%

Total non-interest expenses as a percentage of average assets was 3.69% and 3.59% as of March 31, 2006 and 2005, respectively.

Non-interest expense was $803,238 for the three months ended March 31, 2006 as compared to $707,027 for the three months ended March 31, 2005. Expenses which showed significant change for the three months ended March 31, 2006 compared to the three months ended March 31, 2005 were Salaries and employee benefits, Occupancy and Equipment, Data processing, Other expenses and Advertising and Marketing. Salaries and employee benefits expense increased to $409,178 for the three months ended March 31, 2006 as compared to $334,496 for the three months ended March 31, 2005 due to higher average full time equivalent staff due to the addition of the new branch in Ontario as well as some staff salary increases. Occupancy and Equipment increased to $104,639 for the three months ended March 31, 2006 as compared to $63,019 for the three months ended March 31, 2005 due primarily to the addition of the new branch which opened on January 5, 2006 in Ontario, California. Data processing expenses increased to $63,050 for the three months ended March 31, 2006 as compared to $50,870 for the three months ended March 31, 2005 due primarily to the introduction of on-line banking for cash management and bill-pay on April 1, 2005.  Other expenses decreased to $46,023 for the three months ended March 31, 2006 as compared to $63,046 for the three months ended March 31, 2005 due to a $19,932 decrease in the reserve for unfunded loan commitments offset by increases in correspondent banking charges and operating charge-offs of $4,294 incurred during the three months ended March 31, 2006. Advertising expenses decreased to $14,449 for the three months ended March 31, 2006 as compared to $25,572 for the three months ended March 31, 2005 due to a decline in the number of marketing mailings completed during the first quarter of 2006. Expenses for this period may not necessarily be representative of future periods of operations. Future non-interest expenses are anticipated to be higher due to expected loan and deposit volumes and staffing increases.

Provision for Income Taxes

During the three months ended March 31, 2006, the Bank had current income taxes of $171,959 at an effective tax rate of 39.3% as compared to $112,241 at an effective rate of 38.8% for the three months ended March 31, 2005.

The income tax rate used in determining the Bank’s income tax provision or benefit, if any, is 34% for federal income tax purposes and 10.84% for state income taxes, net of federal tax benefit. Generally, the current tax expense is the result of applying the current tax rate to taxable income. The deferred portion is intended to account for the fact that income on which taxes are paid differs from financial statement pre-tax income because some items of income and expense are recognized in different years for income tax purposes than in the financial statements.

Financial Condition

Comparison of Financial Condition at March 31, 2006 and December 31, 2005

General

Total assets increased $184,073 or 0.2% to $91.5 million at March 31, 2006 from $91.3 million at December 31, 2005 primarily due to the growth in Loans.

Loan Portfolio

During the three months ended March 31, 2006, the Bank’s loan portfolio increased by $1.8 million to $43.6 million at March 31, 2006 as compared to $41.8 million at December 31, 2005. Net loans increased due to a $2.0 million increase in real estate loans and a $233,000 increase in commercial loans which increases were partially offset by a $328,000 decrease in installment loans. The largest loan category at March 31, 2006 was real estate loans, which consist of commercial and consumer real estate loans excluding construction loans, which constitute 73.3% of gross loans. In anticipation of possible deterioration in economic conditions, though Management believes these credits to be properly underwritten, the Bank has elected to take real estate collateral as an abundance of caution on a number of commercial loans. Though the result of this strategy may be to reflect a concentration of assets into real estate secured credits, Management believes the underlying collateral will support overall credit quality and minimize principal risk of the portfolio. The next largest loan concentration at March 31, 2006 were commercial loans constituting 19.3% of gross loans. The composition of the Bank’s loan portfolio at March 31, 2006 and December 31, 2005 is set forth below:

	At March 31, 2006		At December 31, 2005
	Amount	Percentage	Amount	Percentage
	($ in thousands)
Construction	$2,648	6.0%	$2,791	6.6%
Real estate	32,461	73.3%	30,444	71.6%
Commercial	8,528	19.3%	8,295	19.5%
Farm/Agriculture	326	0.7%	331	0.8%
Installment	305	0.7%	634	1.5%
Gross loans	$44,268	100.0%	$42,495	100.0%

The weighted average yield on the loan portfolio as of March 31, 2006 was 7.63% and the weighted average contractual term of the loan portfolio is approximately 5.4 years. Individual loan interest rates may require interest rate changes more frequently than at maturity due to adjustable interest rate terms incorporated into certain loans. At March 31, 2006, 43.0% of loans were variable rate loans tied to adjustable rate indices such as Prime Rate.

Off-Balance Sheet Arrangements

During the ordinary course of business, the Bank will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of the Bank to its customers, which is not represented in any form within the balance sheets of the Bank. At March 31, 2006 and December 31, 2005, the Bank had $8.8 million and $7.9 million, respectively, of off-balance sheet commitments to extend credit. These commitments are the result of existing unused lines of credit and unfunded loan commitments. These commitments represent a credit risk to the Bank. At March 31, 2006 and December 31, 2005, the Bank had unadvanced lines of credit of $315,300 and $315,300, respectively. These lines of credit are sometimes unsecured and may not necessarily be drawn upon to the total extent to which the Bank is committed.

The effect on the Bank’s revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

Non-performing Assets

Non-performing assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned (“OREO”). Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

Management’s classification of a loan as non-accrual is an indication that there is a reasonable doubt as to the full collectibility of principal and/or interest on the loan; at this point, the Bank stops recognizing income from the interest on the loan and may reserve any uncollected interest that had been accrued but unpaid if it is determined uncollectible or the collateral is inadequate to support such accrued interest amount. These loans may or may not be collateralized, but collection efforts are continuously pursued.

At March 31, 2006 and December 31, 2005, the Bank had no non-performing assets, loans on non-accrual status, restructured loans, or OREO. At March 31, 2006 and December 31, 2005, the Bank had adversely classified loans totaling $1.2 million or 2.70% of average loans and $1.3 million or 3.01% of average loans, respectively. All adversely classified loans were current as of March 31, 2006 and December 31, 2005. Management has little or no expectation for principal loss arising from these classified assets. The decline in adversely classified loans for the quarter ending March 31, 2006 was due to the payoff of a $99,000 classified loan. Though the Bank had no non-performing assets at March 31, 2006, in the future, Management anticipates a certain level of problem assets and adversely classified loans as they are an inherent part of the lending process. Accordingly, the Bank has established and maintains an allowance for loan losses which amounted to $552,890 at March 31, 2006 and $544,140 at December 31, 2005.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses at a level Management considers adequate to cover the inherent risk of loss associated with its loan portfolio under prevailing and anticipated economic conditions. In determining the adequacy of the allowance for loan losses, Management takes into consideration growth trends in the portfolio, examination by financial institution supervisory authorities, prior loan loss experience of the Bank’s Management, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment, and internal and external credit reviews.

The Bank formally assesses the adequacy of the allowance on a quarterly basis. This assessment is comprised of: (i) reviewing the adversely classified, delinquent or otherwise problematic loans; (ii) generating an estimate of the loss potential in each loan; (iii) adding a risk factor for industry, economic or other external factors; and (iv) evaluating the present status of each loan and the impact of potential future events.

Allowance factors are utilized in the analysis of the allowance for loan losses. Allowance factors ranging from 0.65% to 2.00% are applied to disbursed loans that are unclassified and uncriticized. Allowance factors averaging approximately 0.50% are applied to undisbursed loans. Allowance factors are not applied to loans secured by bank deposits nor to loans held for sale, which are recorded at the lower of cost or market.

The process of providing for loan losses involves judgmental discretion, and eventually losses may therefore differ from even the most recent estimates. Due to these limitations, the Bank assumes that there are losses inherent in the current loan portfolio but which have not yet been identified. The Bank therefore attempts to maintain the allowance at an amount sufficient to cover such unknown but inherent losses.

At March 31, 2006 and December 31, 2005, the allowance for loan losses was $552,890 and $544,140, respectively. The ratios of the allowance for loan losses to total loans held for investment at March 31, 2006 and December 31, 2005 were 1.25% and 1.28%, respectively.

There can be no assurances that future economic or other factors will not adversely affect the Bank’s borrowers, or that the Bank’s asset quality may not deteriorate through rapid growth, failure to identify and monitor potential problem loans or for other reasons, thereby causing loan losses to exceed the current allowance.

The table on the following page summarizes, for the three months ended and as of March 31, 2006 and 2005 and for the year ended and as of December 31, 2005, the loan balances at the end of the period and the daily average loan balances during the period; changes in the allowance for loan losses arising from loan charge-offs, recoveries on loans previously charged-off, and additions to the allowance which have been charged against earnings, and certain ratios related to the allowance for loan losses.

	Allowance for Loan Losses
	As of or For the Period Ended March 31,		As of or For the Year Ended December 31,
	2006	2005	2005
	($ in thousands)
Balances:
Average total loans outstanding during period	$42,500	$36,144	$38,154
Total loans outstanding at the end of the period	$44,268	$37,466	$42,495
Allowance for loan losses:
Balance at the beginning of the period	$544	$407	$407
Total charge-offs	0	0	0
Total recoveries	0	0	0
Net loan charge-offs or recoveries	0	0	0

Provision for loan losses	9	17	137
Balance at the end of the period	$553	$424	$544
Ratios:
Net loan charge-offs to average total loans	N/A	N/A	N/A
Provision for loan losses to average total loans	0.02%	0.05%	0.36%
Allowance for loan losses to total loans at the end of the period	1.25%	1.13%	1.28%
Net loan charge-offs to allowance for loan losses at the end of the period	N/A	N/A	N/A
Net loan charge-offs to Provision for loan losses	N/A	N/A	N/A

While Management believes that the amount of the allowance at March 31, 2006 was adequate, there can be no assurances that future economic or other factors will not adversely affect the Bank’s borrowers, or that the Bank’s asset quality may not deteriorate through rapid growth, failure to identify and monitor potential problem loans or for other reasons, thereby causing loan losses to exceed the current allowance.

The allocation of the Allowance for Loan Losses remains consistent with year end December 31, 2005 due to no material changes within the loan portfolio and the average portfolio at March 31, 2006 is comparable to total loans outstanding at December 31, 2005.

Investment Portfolio

The market value of the Bank’s investment portfolio at March 31, 2006 was $21.9 million having a yield of 4.06%. This compares to an investment portfolio of $22.2 million at December 31, 2005 having a 3.54% yield. The primary category of investment in the portfolio at March 31, 2006 was mortgage-backed securities. At March 31, 2006, 23.8% of the mortgage-backed securities were tied to adjustable rate indices such as LIBOR or CMT.

The table on the following page summarizes the book value and market value and distribution of the Bank’s investment securities at March 31, 2006 and December 31, 2005:

	March 31, 2006		December 31, 2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	($ in thousands)
Held to maturity:
Mortgage-backed securities	$4,922	$4,797	$5,123	$5,017
Corporate bonds	285	294	285	295
Municipal	443	452	443	452
Total held to maturity	5,650	5,543	5,851	5,764

Available for sale:
Municipal	742	742	343	343
Federal agency	7,690	7,690	7,677	7,677
Mortgage-backed	7,774	7,774	8,291	8,291
Total available for sale	16,206	16,206	16,311	16,311
Total	$21,856	$21,749	$22,162	$22,075

There were no material changes since December 31, 2005 in the maturities or repricing of the investment securities.

Deposits

Total deposits decreased $4,565 or 0.005% to $84,017,378 at March 31, 2006 from $84,021,943 at December 31, 2005 primarily due to the decrease in non-interest bearing deposits, which decreased $2.0 million or 3.2% to $60.6 million at March 31, 2006 from $62.6 million at December 31, 2005. This decrease was offset by an increase in money market balances which increase to $2.6 million to $19.4 million at March 31, 2006 from $16.8 million at December 31, 2005. As interest rates rise, depositors tend to adjust balances into higher yielding account balances. The deposit mix of non-interest bearing funds to total deposits was 72.1% at March 31, 2006 and 74.5% at December 31, 2005.   Information concerning the average balance and average rates paid on deposits by deposit type for the three months ended March 31, 2006 and 2005 is contained in the “Distribution, Yield and Rate Analysis of Net Income” tables appearing on page 12 above in the section entitled “Net Interest Income and Net Interest Margin.”  At March 31, 2006 and December 31, 2005, the Bank had deposits from related parties of $13.3 million and $11.4 million, respectively. Further, at March 31, 2006 and December 31, 2005, deposits from escrow companies represented 44 % and 47% of the Bank’s total deposits, respectively. There are some escrow company deposits which are also classified as deposits from related parties.

Borrowings

At March 31, 2006 and December 31, 2005, the Bank had no FHLB advances or overnight borrowings outstanding.  On December 21, 2005, the Bank entered into a stand by letter of credit with the FHLB for $800,000. This stand-by letter of credit, which remains outstanding as of March 31, 2006, was issued as collateral for local agency deposits that the Bank is maintaining.

Stockholders’ Equity

Total stockholders’ equity was $7.0 million at March 31, 2006 and $6.7 million at December 31, 2005. There was an overall increase of $259,638 comprised of net income of $264,531 and an increase in additional paid-in capital of $4,074 attributable to the stock option compensation expense offset by an increase of $8,967 in unrealized losses on securities available for sale.

Liquidity

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet the Bank’s cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves the Bank’s ability to convert assets into cash or cash equivalents without significant loss, and to raise cash or maintain funds without incurring excessive additional cost. The Bank maintains a portion of its funds in cash, deposits in other banks, overnight investments, and securities held for sale.  Liquid assets include cash and due from banks, less the federal reserve requirement; Federal funds sold; interest-bearing deposits in financial institutions, unpledged investment securities available for sale, Federal Reserve Bank; Federal Home Loan Bank;  Pacific Coast Bankers’ Bank stock investments, restricted at cost; and cash surrender value of life insurance. At March 31, 2006, the Bank’s liquid assets totaled approximately $37.2 million and its liquidity level, measured as the percentage of liquid assets to total assets, was 40.6%. At December 31, 2005, the Bank’s liquid assets totaled approximately $39.0 million and its liquidity level, measured as the percentage of liquid assets to total assets, was 42.7%. Management anticipates that liquid assets and the liquidity level will decline as the Bank becomes more leveraged in the future.

Although the Bank’s primary sources of liquidity include liquid assets and a stable deposit base, the Bank has Fed funds lines of credit of $3 million and $2 million with Union Bank of California and Pacific Coast Bankers’ Bank, respectively. The Bank is a member of the Federal Home Loan Bank (“FHLB”). As a member of the FHLB, the Bank may borrow funds collateralized by the Bank’s securities or qualified loans up to 25% of its total asset base.

Capital Resources

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on the Bank’s financial statements and operations. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accepted accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain the following minimum ratios:  Total risk- based capital ratio of at least 8%, Tier 1 Risk-based capital ratio of at least 4%, and a leverage ratio of at least 4%. Total capital is classified into two components:  Tier 1 (common shareholders equity, qualifying perpetual preferred stock to certain limits, minority interests in equity accounts of consolidated subsidiary and trust preferred securities to certain limits, less goodwill and other intangibles) and Tier 2 (supplementary capital including allowance for possible credit losses to certain limits, certain preferred stock, eligible subordinated debt, and other qualifying instruments).

The Bank had Total Risk-Based and Tier I Risk-Based capital ratios of 12.82% and 11.80%, respectively at March 31, 2006, as compared to 13.21% and 12.14%, respectively at December 31, 2005. At March 31, 2006 and December 31, 2005, the Bank’s Leverage Capital Ratio were 8.13% and 7.54%, respectively. As of March 31, 2006 and December 31, 2005, the Bank was “well-capitalized.”  To be categorized as well-capitalized the Bank must maintain Total Risk-Based, Tier I Risk-Based, and Tier I Leverage Ratios of at least 10%, 6% and 5%, respectively.

Interest Rate Risk Management

The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of the Bank’s assets and liabilities so as to optimize the risk/reward equation for earnings and capital in relation to changing interest rates. In order to identify areas of potential exposure to rate changes, the Bank calculates its repricing gap on a quarterly basis.  It also performs an earnings simulation analysis and market value of portfolio equity calculation on a quarterly basis to identify more dynamic interest rate exposures than those apparent in standard repricing gap analysis.

The Bank manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. Rate-sensitive assets either contain a provision to adjust the interest rate periodically or mature within one year. Those assets include certain loans, certain investment securities and federal funds sold. Rate-sensitive liabilities allow for periodic interest rate changes and include time certificates, certain savings and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that are repricing at various time frames is called the interest rate sensitivity “gap.”  Generally, if repricing assets exceed repricing liabilities in any given time period the Bank would be deemed to be “asset-sensitive” for that period, and if repricing liabilities exceed repricing assets in any given period the Bank would be deemed to be “liability-sensitive” for that period. The Bank seeks to maintain a balanced position over the period of one year in which it has no significant asset or liability sensitivity, to ensure net interest margin stability in times of volatile interest rates. This is accomplished by maintaining a significant level of loans and deposits available for repricing within one year.

The Bank is generally asset sensitive, meaning that net interest income tends to rise as interest rates rise and net interest income tends to decline as interest rates fall. At March 31, 2006, approximately 43.0% of loans have terms that incorporate variable interest rates. Most variable rate loans are indexed to the Bank’s prime rate and changes occur as the prime rate changes. Approximately 14.5% of all fixed rate loans at March 31, 2006 mature within twelve months.

Regarding the investment portfolio, a preponderance of the portfolio consists of fixed rate products with typical average lives of between three and five years. The mortgage-backed security portfolio receives monthly principal repayments which has the effect of reducing the securities average lives as principal repayments levels may exceed expected levels. Additionally, agency securities contain options by the agency to call the security, which would cause repayment prior to scheduled maturity.

At December 31, 2005, approximately 44.3% or $36.6 million of interest-earning assets will mature or reprice within one year, and approximately 99.9% or $60.8 million of interest-bearing liabilities will reprice or mature over the same period.

Liability costs are generally based upon, but not limited to, U.S. Treasury interest rates and movements and rates paid by local competitors for similar products.

The change in net interest income may not always follow the general expectations of an “asset-sensitive” or “liability-sensitive” balance sheet during periods of changing interest rates. This possibility results from interest rates earned or paid changing by differing increments and at different time intervals for each type of interest-sensitive asset and liability. The interest rate gaps reported arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not reflect the Bank’s interest rate sensitivity in subsequent periods. The Bank attempts to balance longer-term economic views against prospects for short-term interest rate changes in all repricing intervals.

The Bank uses Risk Monitor software for asset/liability management in order to simulate the effects of potential interest rate changes on the Bank’s net interest margin. These simulations provide static information on the projected fair market value of the Bank’s financial instruments under differing interest rate assumptions. The simulation program utilizes specific loan and deposit maturities, embedded options, rates and re-pricing characteristics to determine the effects of a given interest rate change on the Bank’s interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against the Bank’s investment, loan, deposit and borrowed funds portfolios. The rate projections can be shocked (an immediate and sustained change in rates, up or down).   The Bank typically uses three standard interest rate scenarios in conducting the simulation of an upward shock of 200 basis points (“bp”) and a downward shock of 200 bp. As of March 31, 2006, there has been no material change in interest rate risk since December 31, 2005.

Risk Management

Various types of risk are inherent in the business of banking. Federal regulators have adopted examination guidelines that scrutinize not only the bank’s level of risk, but also its ability to manage and control that risk. Regulators evaluate risks that affect capital, liquidity, and compliance to determine their potential effect on the safety and soundness of the Bank. Certain risks may be covered by insurance coverage, but management must establish a risk management approach that addresses all areas of risk.

The Bank has in place acceptable limits for each of the risks identified by the regulatory environment. The Bank has defined the types of risk, and has mechanisms in place to manage, monitor and report these risks. Specifically, the Bank focuses on six risk categories within each area of the Bank. Those include credit risk, interest rate risk, liquidity risk, market/strategic risk, transaction risk and compliance risk.

Item 3: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Bank’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Bank’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) promulgated under the Exchange Act as of the end of the period covered by this report (the “Evaluation Date”) have concluded that as of the Evaluation Date, the Bank’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Bank would be made known to them by others within the Bank, particularly during the period in which this report was being prepared. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no significant changes in the Bank’s internal controls over financial reporting or in other factors in the first quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

PART II

Item 1:  Legal Proceedings  — None

Item 2:  Unregistered Sales of Equity Securities and Use of Proceeds  — None

Item 3:  Default of Senior Securities  — None

Item 4:  Submission of Matters to Vote of Security Holders  — None

Item 5:  Other Information

On March 16, 2006, the Board of Directors approved a Plan of Reorganization pursuant to which the Bank will become a wholly owned subsidiary of Chino Commercial Bancorp, a newly formed bank holding company, and each of the Bank’s issued and outstanding shares of common stock will be converted into a like number and kind of shares of stock of Chino Commercial Bancorp. Chino Commercial Bancorp filed a notice with the Federal Reserve Board of its intention to become a bank holding company through the acquisition of 100% of the voting shares of the Bank pursuant to the Bank Holding Company Act of 1956, as amended, and the Federal Reserve Board issued its non-disapproval of the notice on May 4, 2006, subject to the Bank’s receipt of other required approvals. In addition, the Bank filed an application with the OCC in late April 2006 to reorganize to become a subsidiary of a bank holding company, which application is currently pending. It is anticipated that this application will be approved shortly after the expiration of the required comment period which ends on May 27, 2006. The Bank intends to solicit shareholder approval of the reorganization at its annual meeting of shareholders on June 15, 2006. It is currently anticipated that the reorganization will close on or about June 30, 2006. No assurance can be given that we will obtain all necessary approvals for the reorganization, although we have no reason to believe that we will be unable to complete the reorganization.

Chino Commercial Bancorp’s securities will be registered with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) just as the Bank’s securities are now registered with the OCC under that act. As such, Chino Commercial Bancorp will be subject to the same information, proxy solicitation, insider trading, and other requirements and restrictions under federal securities law as the Bank has been prior to the reorganization. Chino Commercial Bancorp intends to file a Form 8-K with the SEC upon the effectiveness of the reorganization in order to continue at the holding company level all of the Bank’s previous reporting obligations under the Exchange Act. At that time, the Bank will also file a Form 15 with the OCC which will eliminate such reporting requirements at the Bank level, as the Bank will then have only one shareholder.

Item 6:  Exhibits

3.1	Articles of Association of Chino Commercial Bank, N.A. (1)
3.2	Bylaws of Chino Commercial Bank, N.A. (1)
3.3	Article Amendment for Stock Split (8)
4.1	Specimen of Common Stock Certificate (1)
10.1	Lease between the Bank and Majestic Realty Co. (2)
10.2	Employment Agreement for Dann H. Bowman (6)
10.4	Agreement between the Bank and InterCept Group (3)
10.5	2000 Stock Option Plan (4)
10.6	Agreement between Bank and InterCept Group (5)
10.7	Lease between Bank and Majestic Realty Co. commencing July 1, 2005 (7)
10.8	Agreement between Bank and InterCept Group commencing November 1, 2004 (7)
10.9	Salary Continuation Agreement for Dann H. Bowman (7)
10.10	Salary Continuation Agreement for Jo Anne Painter (7)
10.11	Salary Continuation Agreement for Roger Caberto (7)
11	Statement Regarding Computation of Net Income Per Share (9)
21	Subsidiaries of Registrant — none
31.1	Certification of Chief Executive Officer (Section 302 Certification)
31.2	Certification of Chief Financial Officer (Section 302 Certification)
32	Certification of Periodic Financial Report (Section 906 Certification)

(1)             Incorporated by reference from the Bank’s Registration Statement on Form SB-2 as filed with the Comptroller on December 22, 1999.

(2)             Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended March 31, 2000 as filed with the Comptroller of the Currency.

(3)             Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended June 30, 2000 as filed with the Comptroller of the Currency.

(4)             Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended September 30, 2000 as filed with the Comptroller of the Currency.

(5)             Incorporated by reference from the Bank’s Form 10-KSB for the year ended December 31, 2002 as filed with the Comptroller of the Currency.

(6)             Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended June 30, 2003 as filed with the Comptroller of the Currency.

(7)             Incorporated by reference from the Bank’s Form 10KSB for the year ended December 31, 2004 as filed with the Comptroller of the Currency

(8)             Incorporated by reference from the Bank’s Form 10KSB for the year ended December 31, 2005 as filed with the Comptroller of the Currency.

(9)             The information required by this exhibit is incorporated from Note 2 of the Bank’s Financial Statements included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 11, 2006	CHINO COMMERCIAL BANK

	By:	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

	By:	/s/ Jo Anne Painter
Jo Anne Painter
Executive Vice President and Chief Financial Officer

Exhibit 31.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT
(Section 302 Certification)

I, Dann H. Bowman, certify that:

1.                                       I have reviewed this quarterly report on Form 10-QSB of Chino Commercial Bank ;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 11, 2006

By:	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PERIODIC FINANCIAL REPORT
(Section 302 Certification)

I, Jo Anne Painter, certify that:

1.                                       I have reviewed this quarterly report on Form 10-QSB of Chino Commercial Bank ;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter  that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May 11, 2006

By:	/s/ Jo Anne Painter
Jo Anne Painter
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION OF PERIODIC FINANCIAL REPORT

Dann H. Bowman and Jo Anne Painter hereby certify as follows:

1.  They are the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively, of Chino Commercial Bank, N.A.

2.  The Form 10-QSB of Chino Commercial Bank, N.A. for the quarter ended March 31, 2006 complies with the requirements pf Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78(m) or 78(d)) and the information contained in the report on Form 10-QSB fairly presents, in all material respects, the financial condition and results of operations of Chino Commercial Bank, N.A.

Date: May 11, 2006

By:	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

By:	/s/ Jo Anne Painter
Jo Anne Painter
Executive Vice President and Chief Financial Officer